June 18, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549

Attn:           Melissa Walsh, Staff Accountant

Re:         Alliance Data Systems Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2012
File No. 001-15749

Dear Ms. Walsh:

Alliance Data Systems Corporation, a Delaware corporation (the “Company”), is in receipt of the letter dated June 6, 2012 (the “Comment Letter”) from the Securities and Exchange Commission Staff (the “Staff”), relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011 (the “Form 10-K”) and Form 10-Q for the Quarterly Period Ended March 31, 2012 (the “Form 10-Q”), each filed with the Securities and Exchange Commission (the “Commission”).

As requested by the Staff in the Comment Letter, the Company has herein provided the Staff with the requested information and, where specifically noted herein, will address the Staff’s comments in future filings with the Commission.

Form 10-K for the Fiscal Year Ended December 31, 2011

Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 46

1.
Comment:  In the last paragraph of this section, you indicate that there have been no “other” changes in your internal control over financial reporting during the quarter.  Please explain to us the changes that were made, if any, and the consideration given to including a comprehensive description of the changes.  Ensure that you clearly state in all future quarterly and annual reports whether

United States Securities and Exchange Commission
Melissa Walsh
June 18, 2012

there were any such changes in your internal control over financial reporting pursuant to Item 308(c) of Regulation S-K.

Response:  The Company did not have any changes in its internal control over financial reporting during the quarter ended December 31, 2011.  The Company will clearly state in all future quarterly and annual reports whether there were any such changes in its internal control over financial reporting pursuant to Item 308 (c) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies

Credit Card Receivables, page F-9

2.
Comment:  You indicate that cash flows associated with credit card receivables purchased with the intent to sell are included in cash flows from financing activities.  Please tell us whether this disclosure is accurate as it appears that the activity is appropriately reflected within the statements of cash flows as an operating activity.  We refer you to ASC 230-10-45-16 and 45-21.

Response:  Cash flows associated with credit card receivables purchased with the intent to sell are included in cash flows from operating activities.  The disclosure incorrectly referred to “financing activities” when it should have referred to “operating activities.”  The disclosures should have read as follows:

Cash flows associated with credit card receivables that are purchased with the intent to sell are included in cash flows from operating activities. Cash flows associated with credit card receivables originated or purchased for investment are classified as investing cash flows, regardless of a subsequent change in intent.

 The Company will correct its disclosure in future filings.

Note 6.  Credit Card Receivables, page F-16

3.
Comment:  Tell us what consideration you gave to providing disclosures to clarify how you account for impaired loans (i.e., troubled debt restructuring).  We refer you to ASC 310-10-35-16.  In this regard, tell us why you believe that the disclosures outlined in ASC 310-10-50-7, 50-11C, 50-14A and 50-15 are not necessary.

Response: With respect to how the Company accounts for impaired loans (i.e., troubled debt restructurings) and the disclosures outlined in ASC 310-10-50-14A, the Company believes it made the appropriate disclosures, reflected on page F-17, as follows:

United States Securities and Exchange Commission
Melissa Walsh
June 18, 2012

“Modified Credit Card Receivables

The Company holds certain credit card receivables for which the terms have been modified. Interest income on these modified loans is accounted for in the same manner as other accruing loans. Cash collections on these modified loans are allocated according to the same payment hierarchy methodology applied to loans that are not in such programs…..

Credit card receivables for which temporary hardship and permanent concessions were granted comprised $122.2 million and $142.4 million, respectively, or less than 3%, of the Company’s total credit card receivables at December 31, 2011 and 2010, respectively.”

In future filings, the Company will expand its disclosure to clarify how it accounts for impaired loans by including the following:

Modified credit card receivables are evaluated at their present value with impairment measured as the difference between the credit card receivable balance and the discounted present value of cash flows expected to be collected. Consistent with the Company’s measurement of impairment of modified credit card receivables  on a pooled basis, the discount rate used for credit card receivables  is the average current annual percentage rate it applies to non−impaired credit card receivables, which approximates what would have applied to the pool of modified credit card receivables prior to impairment.

With respect to the disclosures outlined in ASC 310-10-50-7, the Company’s recorded investment in credit card receivables on nonaccrual status was $1.1 million and its recorded investment in credit card receivables past due 90 days or more and still accruing was $11.8 million, which were not disclosed as the amounts were not deemed material.

With respect to the disclosures outlined in ASC 310-10-50-11C, the amount collectively evaluated for impairments was $122.2 million as of December 31, 2011, as disclosed on page F-17, as follows:

“Credit card receivables for which temporary hardship and permanent concessions were granted comprised $122.2 million and $142.4 million, respectively, or less than 3%, of the Company’s total credit card receivables at December 31, 2011 and 2010, respectively.”

The Company will clarify in future filings that the modified credit card receivables for which hardship and permanent concession were granted are evaluated for impairment collectively.

The Company does not have credit card receivables that are individually evaluated for impairment.  In addition, credit card receivables acquired with deteriorated credit quality were $0.7 million as of December 31, 2011, which was not disclosed as the amount was not deemed material.

United States Securities and Exchange Commission
Melissa Walsh
June 18, 2012

With respect to the disclosures outlined in ASC 310-10-50-15, the Company will add a similar disclosure in future filings as follows:

The Company had $122.2 million as a recorded investment in impaired credit card receivables, with an associated allowance for loan loss of $45.3 million as of December 31, 2011.  Interest income on these modified credit card receivables is accounted for in the same manner as other accruing loans. Cash collections on these modified credit card receivables are allocated according to the same payment hierarchy methodology applied to loans that are not in such programs.  For the year ended December 31, 2011, the Company recognized approximately $5.1 million in interest income associated with modified credit card receivables during the period that the credit card receivables were impaired.  The average recorded investment in the impaired credit card receivables as of December 31, 2011 was approximately $129.7 million.

The Company does not have a recorded investment in impaired credit card receivables for which there is no related allowance for loan loss.

4.
Comment:  We note that your ALLL rollforward included in the FFIEC for the Quarter Ended March 31, 2012 for World Financial Network Bank includes an adjustment for the change in liability for unfunded commitments for $15 million.  Please describe your accounting policies for accounting for unfunded commitments.  We refer you to ASC 310-10-50-9 and 50-10.  In addition, tell us the amount of the liability for unfunded commitments that is included in the allowance account as of December 31, 2011 and March 31, 2012.  Explain why you combine this liability with the allowance balance.  We refer you to ASC 825-10-35.

Response: The Company analyzes its unfunded commitments in accordance with Accounting Standards Codification (“ASC”) 450 Contingencies and recognizes a liability when all of the conditions of ASC 450 are met.

The Company concluded that the conditions for accrual of a loss have not been met due to the Company’s effective monitoring and control system for identifying deteriorating credit at an early stage and the Company’s ability to freeze or cancel the lines of credit in a relatively short timeframe.  This practice is also consistent with guidance provided by the Federal Deposit Insurance Corporation in Chapter XII of its Risk Management Examination Manual for Credit Card Activities.  As of December 31, 2011 and March 31, 2012, the Company did not have a liability associated with unfunded commitments included in the allowance for loan loss, nor was a liability reflected on its consolidated balance sheets.

World Financial Network Bank (“WFNB”), a subsidiary of the Company, had historically allocated a portion of its allowance for loan loss to unfunded commitments in its FFIEC.  The total amount allocated to unfunded commitments as of December 31, 2011 was $15.0 million.  The Company determined that the

United States Securities and Exchange Commission
Melissa Walsh
June 18, 2012

reporting for WFNB should be consistent with the Company’s presentation and therefore in WFNB’s March 31, 2012 FFIEC, WFNB reclassified the total amount of $15.0 million to no longer reflect an unfunded commitment.  WFNB did not amend its December 31, 2011 FFIEC as the amount was not deemed material.

The Company hereby acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call me at (214) 494-3612.

Sincerely,

/s/ Charles L. Horn
Charles L. Horn,
Executive Vice President and Chief
Financial Officer

Copies:                  Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX  75024

Cynthia L. Hageman
Vice President, Assistant General Counsel
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX  75024

United States Securities and Exchange Commission
Melissa Walsh
June 18, 2012

Joseph L. Motes III
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX  75201